1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

ALLISON M. FUMAI allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax
August 28, 2020

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Elisabeth Bentzinger, Division of Investment Management

Re: VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Bentzinger:

This letter responds to a comment from the U.S. Securities and Exchange Commission (the “Commission”) staff regarding the registration statement on Form N-1A for the Trust with respect to VanEck Vectors IG Corporate ETF (the “Fund”), a series of the Trust, filed with the Commission on July 2, 2020.

In particular, it was requested that the Trust separately file on EDGAR as correspondence the completed fee table information for the Fund. Below please find the requested information:

Fund Fees and Expenses

The following tables describe the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder Fees (fees paid directly from your investment)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.20%
Other Expenses(a)	0.00%
Total Annual Fund Operating Expenses(b)	0.20%
________________________
(a) “Other Expenses” are based on estimated amounts for the current fiscal year.
(b) Van Eck Associates Corporation (the "Adviser") will pay all expenses of the Fund, except for the fee payment under the investment management agreement, acquired fund fees and expenses, interest expense, offering costs, trading expenses, taxes and extraordinary expenses. Notwithstanding the foregoing, the Adviser has agreed to pay the offering costs until at least September 1, 2022.

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% annual return and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

YEAR	EXPENSES
1	$20
3	$64

* * * * *
If you have any questions, please feel free to contact Stephanie Chaung at (212) 698-3827 or me at (212) 698-3526.
Very truly yours,

/s/ Allison M. Fumai
Allison M. Fumai